May 17, 2006

Mail Stop 4561

Mr. Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, Ohio 43604

Re: Health Care REIT, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 10, 2006
        File No. 1-08923

Dear Mr. Estes:

        We have reviewed your response letter dated May 10, 2006 and have the
following additional comment. In our comment we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 50

1. We have reviewed your response to prior comment 2 and still do not understand
    your basis for excluding stock-based compensation from EBITDA. While you
    may be recognizing your deferred compensation over the service period, stock-
    based compensation charges are not always amortized and should not be
    categorized as such. We also note that EBITDA as defined in your loan
    agreement does not appear to include stock-based compensation charges as an
    adjustment. Please revise your presentation of EBITDA in future filings

accordingly. In addition, please advise us and revise to clarify what is included in "other items."

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief